Exhibit 2.1

EXHIBIT A

FORM OF

ARTICLE 18

SERIES C PREFERRED UNITS

Section 18.1      Designation and Number. A series of Partnership Units in the Partnership designated as the “5.50% Series C Cumulative Preferred Units” (the “Series C Preferred Units”) is hereby established. The number of Series C Preferred Units shall be [—]. The Series C Preferred Units shall be uncertificated.

Section 18.2      Distributions.

A.      Holders of Series C Preferred Units shall be entitled to receive, when, as and if authorized by the General Partner in its sole discretion, out of Available Cash, cumulative preferential distributions of Available Cash at 5.50% per annum on the $[—] [insert amount of Per Company Common Share Merger Consideration] liquidation preference of each Series C Preferred Unit (the “Distribution Rate”). Such distributions shall accrue and be cumulative from the Closing Date (as defined in the Agreement and Plan of Merger, dated as of April 9, 2015, by and among the Partnership and the other parties thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”)) and shall be payable quarterly in arrears on the last calendar day (or, if such day is not a Business Day, the next Business Day thereafter) of each March, June, September and December (each a “Distribution Payment Date”), commencing on the first such date after the Closing Date. The period from and including the Closing Date to but excluding the first Distribution Payment Date, and each subsequent period from and including a Distribution Payment Date to but excluding the next succeeding Distribution Payment Date, is hereinafter called a “Distribution Period”. Distributions shall be payable to holders of Series C Preferred Units of record as they appear in the transfer books of the Partnership at the close of business on the applicable record date (each, a “Record Date”), which shall be the 15th day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by the General Partner for the payment of distributions that is not more than thirty (30) nor less than ten (10) days prior to such Distribution Payment Date. The amount of any distribution payable for any Distribution Period, or portion thereof, shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

B.      Distributions on the Series C Preferred Units which are due but unpaid will accumulate quarterly, whether or not there is sufficient Available Cash for such distributions and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series C Preferred Units will accumulate as of the Distribution Payment Date on which they first become payable.

C.      If any Series C Preferred Units are outstanding, if and so long as the Partnership is in arrears with regard to the payment of any distributions upon the Series C Preferred Units in respect of any completed Distribution Period, (i) no distributions (other than distributions made in Series C Junior Units (as defined below) or options, warrants or rights to subscribe for or purchase Series C Junior Units) shall be authorized or paid or set apart for payment nor shall any other distribution be authorized or made upon any Series C Junior Units unless distributions sufficient to make up such arrearage shall have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past Distribution Periods, and (ii) no Series C Junior Units shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Partnership Units) by the Partnership (except by conversion into or exchange for Series C Junior Units or options, warrants or rights to subscribe for or purchase Series C Junior Units).

D.      If any Series C Preferred Units are outstanding, if and so long as distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series C Preferred Units, all distributions authorized upon the Series C Preferred Units shall be authorized and paid pro rata so that the amount of distributions authorized and paid per Series C Preferred Unit shall in all cases bear to each other the same ratio that accumulated distributions per Series C Preferred Unit bear to each other. No interest shall be payable in respect of any distribution payment or payments on Series C Preferred Units which may be in arrears.

E.      No distributions on the Series C Preferred Units shall be authorized by the General Partner or paid or set apart for payment by the Partnership at such times as any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

F.      Holders of Series C Preferred Units shall not be entitled to any distribution, whether payable in cash, property or Partnership Units in excess of full cumulative distributions on the Series C Preferred Units as described above. Any distribution authorized on the Series C Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Series C Preferred Units which remains payable.

G.      Notwithstanding anything herein to the contrary, so long as (i) the Partnership is not in arrears with regard to the payment of any distributions upon the Series C Preferred Units in respect of any completed Distribution Period and (ii) the Partnership shall have made all redemption payments then due to be paid to holders of the Series C Preferred Units under Section 18.4 hereof, the Partnership shall be permitted at any time to make distributions in-kind of assets, properties or securities to holders of Partnership Units other than Series C Preferred Units, and the holders of Series C Preferred Units shall not be entitled to participate in any such distributions.

Section 18.3      Liquidation Preference.

A.      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, before any distribution or payment shall be made to holders of Series C Junior Units, notwithstanding anything in this Agreement to the contrary, including Section 13.2 hereof, each holder of Series C Preferred Units shall be entitled to receive and be paid out of the assets of the Partnership legally available for distribution to the Partners pursuant to this Agreement a liquidation preference per Series C Preferred Unit equal to $[●] [insert amount of Per Company Common Share Merger Consideration], plus an amount equal to any accumulated and unpaid distributions to but excluding the date of payment on the Series C Preferred Units held by such holder.

B.      In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Partnership are insufficient to pay the full amount of the liquidating distributions on all outstanding Series C Preferred Units, then such assets shall be allocated among the holders of Series C Preferred Units in proportion to the full liquidating distributions to which they would otherwise respectively be entitled.

C.      After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Units, as such, will have no right or claim to any of the remaining assets of the Partnership, shall cease to be Partners in respect of such Series C Preferred Units and the Series C Preferred Units shall be deemed cancelled.

D.      The consolidation or merger of the Partnership with or into any other partnership, corporation, trust or entity or of any other partnership, corporation, trust or other entity with or into the Partnership or the sale, lease or conveyance of all or substantially all of, the property or business of the Partnership, shall not be deemed to constitute a liquidation, dissolution or winding up of the Partnership for purposes of this Section 18.3.

Section 18.4.      Redemption at Holder’s Option for Cash.

A.      Commencing on the earlier of (i) the date the amount of “Total Capital” as reflected in the Partnership’s unaudited consolidated balance sheets for a calendar quarter is less than $100 million (a “Total Capital Shortfall Event”) and (ii) December 31, 2016 (or at any earlier time that the Partnership is a Subsidiary of a Person that is subject to taxation as a REIT with Publicly Traded common stock, or upon the earlier death of a holder of Series C Preferred Units, solely in respect of such holder’s estate), each holder of Series C Preferred Units (or such deceased holder’s estate only, as applicable) shall have the right (the “Preferred Redemption Right”) to require the Partnership to redeem on the Preferred Redemption Date (as defined below) all, but not less than all, of the Series C Preferred Units held by such holder at a redemption price per Series C Preferred Unit equal to $[●] [insert amount of Per Company Common Share Merger Consideration] plus an amount equal to any accumulated but unpaid distributions to but excluding the Preferred Redemption Date (the “Redemption Price”) in cash to be paid by the Partnership. The Preferred Redemption Right shall be exercised pursuant to a Notice of Redemption (as defined below) delivered to the General Partner by the holder of Series C Preferred Units who is exercising the redemption right. Except in the event of a Total Capital Shortfall Event or the death of a holder of Series C Preferred Units (in which event the Preferred Redemption Right shall be exercisable solely by such holder’s estate) prior to December 31, 2016, the Preferred Redemption Right shall only be available, and a Notice of Redemption in respect thereof may only be delivered once per annum during each January commencing January 2017. For purposes of this Article 18, (i) “Preferred Redemption Date” means the second to last Business Day of the fiscal quarter of the Partnership in which the General Partner receives the applicable Notice of Redemption pursuant to this Section 18.4 or, if the second to last Business

Day of such fiscal quarter is less than ten (10) Business Days from the date on which the General Partner receives the applicable Notice of Redemption pursuant to Section 18.4, then the second to last Business Day of the next subsequent fiscal quarter of the Partnership and (ii) “Publicly Traded” means listed or admitted to trading on New York Stock Exchange LLC, NYSE MKT LLC, The Nasdaq Stock Market LLC or another national securities exchange, or any successor to the foregoing.

B.      In the event any applicable redemption date shall not be a Business Day, then payment of the Redemption Price need not be made on such redemption date but may be made on the next succeeding Business Day with the same force and effect as if made on such applicable redemption date and no interest, additional distributions or other sum shall accrue on the amount payable for the period from and after such redemption date to such next succeeding Business Day.

C.      If notice of redemption of any Series C Preferred Unit has been given and if the funds necessary for such redemption have been set aside by the Partnership for the benefit of the holders of any such Series C Preferred Units so called for redemption, then (i) on and after the applicable redemption date, distributions will cease to accrue on such Series C Preferred Units and (ii) on and after the date of such notice and the date such funds have been set aside, such Series C Preferred Units shall be deemed to be no longer outstanding and all rights of the holders of such Series C Preferred Units will terminate, except the right to receive the Redemption Price.

D.      On the applicable date of redemption, (i) the holders of Series C Preferred Units redeemed pursuant to this Section 18.4, (1) shall have no further rights in respect of such redeemed Series C Preferred Units (including without limitation any right to receive any distributions paid after the applicable date of redemption), other than the right to receive the Redemption Price, and (2) shall no longer be Partners in respect of such redeemed Series C Preferred Units and (ii) any redeemed Series C Preferred Units shall no longer be deemed to be outstanding, whether or not any certificates (if any) representing such Series C Preferred Units shall have been received by the Partnership.

E.      In the event the General Partner (or its direct or indirect parent) is (as the result of any merger, acquisition or otherwise) a REIT with Publicly Traded equity securities, the General Partner shall have the right to amend this Section 18.4 and any provision of this Agreement as necessary to provide the REIT the option, in lieu of paying the Redemption Price in cash, to issue an amount of Publicly Traded stock in such public REIT with a fair market value at the time of redemption, as determined by the General Partner in good faith, equal to the Redemption Price to any redeeming holders of Series C Preferred Units; provided that this right of substitution shall be available only if the shares of stock to be issued to such holder of Series C Preferred Units pursuant hereto are registered with the Securities and Exchange Commission for immediate resale by the redeeming holder of Series C Preferred Units.

F.      For purposes of this Article 18, “Notice of Redemption” means a notice substantially in the following form:

“The undersigned hereby irrevocably (i) elects to redeem all of the undersigned’s Series C Preferred Units in [Name of Partnership] in accordance with the terms of Article 18 of the Second Amended and Restated Agreement of Limited Partnership of [Name of Partnership], as amended, restated, supplemented or otherwise modified from time to time, and, the redemption right referred to in Section 18.4 thereof, (ii) surrenders such Series C Preferred Units and all right, title and interest therein, for redemption pursuant to such provisions, and (iii) directs that the Redemption Price deliverable upon exercise of such redemption right pursuant to Section 18.4 thereof be delivered to the undersigned at the address specified below.

Dated:
Name of Limited Partner:

(Signature of Limited Partner)

(Street Address)

	(City)	(State)	(Zip Code)

(Social security or tax identification number)

Section 18.5      Redemption at Partnership’s Option.

A.      Commencing on the fifth anniversary of the Closing Date, the Partnership shall have the right, in its sole discretion and from time to time (the “Partnership Redemption Right”), to redeem all or any portion of the Series C Preferred Units then outstanding, for a cash redemption price per Series C Preferred Unit equal to the Redemption Price. The Partnership shall exercise the Partnership Redemption Right by providing each record holder of Series C Preferred Units not less than ten (10) days’ nor more than sixty (60) days’ prior written notice of the applicable date of redemption. Such notice shall include (i) the number of Series C Preferred Units to be redeemed from each such holder, (ii) the applicable Redemption Price, (iii) the applicable date of redemption and (iv) that distributions on the Series C Preferred Units to be redeemed shall cease to accrue on such redemption date. No failure to give or defect in such notice or defect in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series C Preferred Units except as to the holder of Series C Preferred Units to whom notice was defective or not given.

B.      If the Partnership redeems less than all of the outstanding Series C Preferred Units pursuant to any exercise of the Partnership Redemption Right under this Section 18.5, the Series C Preferred Units to be redeemed may be determined by the General Partner pro rata from the record holders of Series C Preferred Units (with any appropriate adjustments in the

General Partner’s sole discretion to avoid redemption of fractions of Partnership Units), or by any other equitable manner determined by the General Partner in its reasonable discretion.

C.      In the event any applicable redemption date shall not be a Business Day, then payment of the Redemption Price need not be made on such redemption date but may be made on the next succeeding Business Day with the same force and effect as if made on such applicable redemption date and no interest, additional distributions or other sum shall accrue on the amount payable for the period from and after such redemption date to such next succeeding Business Day.

D.      If notice of redemption of any Series C Preferred Unit has been given and if the funds necessary for such redemption have been set aside by the Partnership for the benefit of the holders of any Series C Preferred Units so called for redemption, then (i) on and after the applicable redemption date, distributions will cease to accrue on such Series C Preferred Units and (ii) on and after the date of such notice and the date such funds have been set aside, such Series C Preferred Units shall be deemed to be no longer outstanding and all rights of the holders of such Series C Preferred Units will terminate, except the right to receive the Redemption Price.

E.      On the applicable date of redemption, (i) the holders of Series C Preferred Units redeemed pursuant to this Section 18.5, (1) shall have no further rights in respect of such redeemed Series C Preferred Units (including without limitation any right to receive any distributions paid after the applicable date of redemption), other than the right to receive the applicable Redemption Price, and (2) shall no longer be Partners in respect of such redeemed Series C Preferred Units and (ii) any redeemed Series C Preferred Units shall no longer be deemed to be outstanding, whether or not any certificates (if any) representing such Series C Preferred Units shall have been received by the Partnership.

Section 18.6      Ranking. Notwithstanding any provision of this Agreement, including any amendments made hereto after the Closing Date, the Series C Preferred Units shall, with respect to rights to the payment of distributions and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, rank senior to all other series or classes of Partnership Units (all of which are referred to collectively as “Series C Junior Units”).

Section 18.7      Voting Rights.

A.      The holders of Series C Preferred Units shall have no voting rights whatsoever on any matter relating to the Partnership, whether under this Agreement, the Act, at law, in equity or otherwise, except as expressly set forth in this Section 18.7.

B.      So long as Series C Preferred Units with at least $2.5 million in aggregate liquidation preference remain outstanding, the affirmative vote or consent of the holders of at least a majority of the Series C Preferred Units, outstanding at the time, given in person or by proxy, either in writing (without prior notice and without a vote) or at a meeting (voting as a single class) will be required to amend, alter or repeal the provisions of this Article 18 or the Applicable Provisions, whether by merger or consolidation or otherwise (an “Event”), so as to permit the Partnership to either (i) authorize, create or issue any class or series of Partnership

Units ranking senior to or on a parity with the Series C Preferred Units with respect to rights to the payment of distributions and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership (“Senior/Parity Units”), (ii) reclassify any authorized Partnership Units into Senior/Parity Units, (iii) authorize, create or issue any obligation or security convertible into or exchangeable for or evidencing the right to purchase any Senior/Parity Units or (iv) materially and adversely affect any other right, preference, privilege or voting power of the Series C Preferred Units or the holders thereof with respect to this Article 18 or the Applicable Provisions; provided however, that so long as the Series C Preferred Units remain outstanding with the terms thereof (including all rights provided for in this Article 18) materially unchanged, taking into account that, upon the occurrence of an Event, the Partnership may not be the surviving entity, the occurrence of such Event shall not be deemed for purposes of clause (iv) to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series C Preferred Units, and in such case such holders shall not have any voting rights with respect to the occurrence of such Event so long as no such vote would be required under any of clauses (i), (ii) or (iii). Holders of Series C Preferred Units shall not be entitled to vote with respect to (1) any amendment, supplement or modification of any term or provision of this Agreement, other than as expressly provided in the immediately preceding sentence, or (2) the creation or issuance of any Series C Junior Units. Except as set forth herein, holders of Series C Preferred Units, whether in their capacities as Partners or otherwise, shall not have any voting rights whatsoever, including any voting right that may otherwise arise under this Agreement, the Act, at law, in equity or otherwise, and the consent of the holders shall not be required for any action, including the taking of any partnership action, including an Event, regardless of the effect that such partnership action or Event may have upon the powers, preferences, voting power or other rights or privileges of the Series C Preferred Units. For purposes of this Article 18, “Applicable Provisions” means the following provisions of this Agreement: Sections 2.4, 4.1, 8.1, 8.2, 8.3, 9.1, 9.3, Article X, Sections 11.1, 11.3 (other than the proviso to the first sentence of Section 11.3.A) and 11.4 and Article XII and, in each case, the definitions relating thereto.

C.      The foregoing voting provisions of this Section 18.7 shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series C Preferred Units shall have been redeemed or called for redemption upon proper notice pursuant to Section 18.4 or Section 18.5 and sufficient funds, in cash or securities, as applicable, shall have been deposited to effect such redemption. If the Partnership shall enter into a definitive agreement with respect to a merger or consolidation with a third party, the Partnership may exercise the Partnership Redemption Right either prior to or after the fifth anniversary of the Closing Date.

D.      In any matter in which the holders of Series C Preferred Units may vote or act by written consent (as expressly provided herein), each Series C Preferred Unit shall be entitled to one vote.

Section 18.8      Transfer Restrictions. The Series C Preferred Units are subject to the restrictions on “transfer” contained in Article 11.

Section 18.9.      No Conversion Right. The Series C Preferred Units shall not be convertible into any other Partnership Interests or capital stock of the Company or any of its Subsidiaries.

Section 18.10      No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series C Preferred Units.

Section 18.11      Allocations. Notwithstanding anything contained in this Agreement to the contrary, to the fullest extent permitted by applicable law (i) each holder of Series C Preferred Units shall be deemed to have a Capital Account as of the Closing Date equal to the product of $[●] [insert amount of Per Company Common Share Merger Consideration] multiplied by the number of Series C Preferred Units held by such holder; (ii) the Partnership’s net income and gain shall first be allocated to the holders of the Series C Preferred Units each year until the aggregate amount of net income and gain allocated to each of the holders of Series C Preferred Units is equal to the sum of all distributions paid to such holder pursuant to Section 18.2 from the Closing Date to the date of such allocation plus any losses allocated to such holder pursuant to this Section 18.11 from the Closing Date to the date of such allocation; (iii) all remaining net income and gain of the Partnership shall be allocated to the holders of Partnership Interests other than the Series C Preferred Units; (iv) all losses of the Partnership shall be allocated to the holders of the Partnership Interests other than the Series C Preferred Units until the Adjusted Capital Account of each such holder of such Partnership Interests has been reduced to zero; (v) losses of the Partnership next shall be allocated to the holders of Series C Preferred Units until the Adjusted Capital Accounts of each such holder of such Series C Preferred Units has been reduced to zero; and (vi) any remaining losses of the Partnership shall be allocated to the General Partner. Allocations to Partners other than the holders of Series C Preferred Units shall be made among such other Partners in accordance with Article 6 of this Agreement.

Section 18.12      Tax Protections.

A.      Contributors. Each holder of Series C Preferred Units identified on Exhibit F [attached to this Exhibit A as Schedule A] attached to this Agreement (each a “Contributor”) shall be entitled to tax protections identified in this Section 18.12.1

B.      Section 704(c) Method. The Partnership shall use the “traditional method” (without any curative or remedial allocations) as set forth in Treasury Regulation Section 1.704-3(b) with respect to the Excel Centre property (the “Restricted Property”).

C.      Restriction on Sales of Restricted Property. During the period commencing on the Closing Date and ending on December 31, 2018 (the “Tax Protection Period”), the Partnership shall not, without the consent of each of the Contributors, (i) sell,

[1]	Note: Such holder shall not be deemed to be a Contributor under this Section 18.12, except if such holder, prior to the Partnership Merger Effective Time (as defined in the Merger Agreement) has agreed with the Partnership and the Company to terminate Section 1.9 of such holder’s Contribution Agreement (OP Units), dated December 24, 2009, with the Partnership, as amended by First Amendment to Contribution Agreement (OP Units), dated as of April 21, 2010, such termination to be in form and substance reasonably satisfactory to Parent (as defined in the Merger Agreement).

convey, transfer or otherwise dispose of, voluntarily or involuntarily, all or any portion of the Restricted Property or any interest therein, or (ii) enter into any merger, combination, consolidation or similar transaction in which the Series C Preferred Units held by the Contributors are required to be redeemed or otherwise disposed of, in either case (under clause (i) or (ii)) in a transaction that would result in the recognition of taxable gain by the Contributors, unless the Partnership pays to each Contributor the Make Whole Payment (as defined below). This limitation will not prevent transfers of the Restricted Property, including without limitation certain transfers pursuant to Sections 1031, 1033 or any other provision of the Code, that do not result in the recognition of taxable gain by the Contributors, provided the limitations described in this provision shall apply to the property (or interests) received in such transfers.

D.      Debt Opportunity. During the Tax Protection Period, (i) the Partnership shall use commercially reasonable efforts to maintain nonrecourse financing in the amounts (the “Aggregate Required Debt Amounts”) set forth on Exhibit F attached to this Agreement and (ii) in the event that nonrecourse liabilities allocated to a Contributor are less than such Contributor’s applicable portion of the Aggregate Required Debt Amount (such portion, which shall be set forth on Exhibit F with respect to each Contributor, the “Required Debt Amount”), the Partnership shall provide written notice of such shortfall to each Contributor, and upon demand by an applicable Contributor, use commercially reasonable efforts to make available to such Contributor the opportunity to provide guarantees of its “Qualifying Debt” in an amount up to the Required Debt Amount in a form (which may set forth a “bottom dollar” guarantee) to be provided by the Partnership and subject to the approval of such Contributor not to be unreasonably withheld. The Contributors’ guarantees shall not be subordinated to any other guarantees of the same debt. The Partnership makes no representation or warranty to the Contributors that any guarantee entered into by a Contributor pursuant to this clause (D) shall be respected for federal income tax purposes so as to enable a Contributor to be considered to have the “economic risk of loss” with respect to the indebtedness guaranteed by such Contributor for purposes of Code Sections 752, 465 or otherwise; provided, however, that the Partnership shall treat the Contributors as having economic risk of loss for U.S. federal income tax reporting purposes with respect to the indebtedness guaranteed by such Contributor for purposes of Code Sections 752, 465 and any other applicable provision of the Code and shall take no position inconsistent therewith on any tax return, audit, or tax proceeding until such time as the Partnership’s tax accountants or other tax advisors are unable to reach at least a “more likely than not” level of comfort that under the applicable law, the guarantees provide each Contributor with the economic risk of loss with respect to the indebtedness guaranteed. To the extent multiple parties seek to enter into guarantees of the type described in this clause (D), the available Qualifying Debt of the Partnership shall be allocated among such parties on a pro rata basis, in a manner to be determined by the General Partner in its sole discretion.

The Partnership will have the ability to refinance or, subject to the requirement to use commercially reasonable efforts to maintain the Aggregate Required Debt Amounts, repay any secured debt obligation; provided, that the Contributors receive advance written notice of such refinancing or repayment and, in the event that nonrecourse liabilities allocated to a Contributor following such refinancing or repayment are less than such Contributor’s Required Debt Amount, the Company uses commercially reasonable efforts to provide each Contributor with the opportunity, at its election, to guarantee debt in an amount not less than the Required Debt Amount in connection with any such refinancing or repayment.

For these purposes, “Qualifying Debt” means indebtedness of the Partnership that meets both (x) either condition (1) or condition (2) below and (y) condition (3) below:

(1)      It is unsecured debt of the Partnership (or any entity disregarded as separate from the Partnership for federal income tax purposes) with respect to which the lender has recourse, without limitation, to all assets of the Partnership (or such entity disregarded as separate from the Partnership for federal income tax purposes), provided that such debt is not junior to any other unsecured debt of the Partnership (or such entity disregarded as separate from the Partnership for federal income tax purposes); or

(2)      (x) It is debt of the Partnership (or any entity disregarded as separate from the Partnership for federal income tax purposes) secured by real property (“Collateral”) with a value, as determined in good faith by the Partnership, at least equal to 150% of the loan balance at the time of any guarantee or at the time any subsequent guarantee of such debt is incurred by another party, provided that if interest on such debt is not required to be paid at least annually or if the documents evidencing such debt permit the borrower to borrow additional amounts that are secured by the Collateral, the outstanding principal amount of such debt will include the maximum amount that could be so added to the principal amount of such debt, and (y) the Collateral does not provide security for another debt (other than another Qualifying Debt) that ranks senior to, or pari passu with, the debt described in clause (x) above. For purposes of determining whether clause (2)(y) has been satisfied in situations where one or more potential Qualifying Debt are secured by more than one item of Collateral, the Partnership will allocate such liabilities among such items of Collateral in proportion to their relative fair market values (as determined in good faith by the General Partner); and

(3)      In any event such indebtedness is provided by a lender that (x) does not have an interest in the Partnership and (y) is not related to the Partnership or the Contributor within the meaning of Section 465(b)(3)(C) of the Code.

Debt which satisfies requirement (1) or (2) above will not be Qualifying Debt if and when there is another guarantee by any Person (other than the Partnership) with respect to the same indebtedness that is prior to (i.e., with less economic risk) the guarantee provided by the Contributor pursuant to this clause (D), unless the requirements of clause (2) are met with respect to such debt taking into account all such other guarantees.

E.      Indemnification With Respect to Clauses (C) and (D). If the Partnership does not comply with its obligations under clauses (C) or (D) of this Section 18.12 with respect to an applicable Contributor, it shall make a payment (the “Make Whole Payment”) to such Contributor. If such payment relates to the Partnership’s failure to comply with its obligations under clause (C), the Make Whole Payment will be equal to (i) the amount of gain or income recognized by such Contributor (under Section 704(c) of the Code to the extent the event triggering such payment obligation was a sale or other disposition of the Restricted Property) multiplied by the then highest combined federal and applicable state tax rates applicable to such Contributor with respect to such gain or income for the year in which such gain or income is recognized, plus (ii) an amount equal to the combined federal and applicable state income tax imposed on such Contributor (calculated as described above) as a result of the payments made to such Contributor under clause (i) above and this clause (ii) (this clause (ii), the “Gross-Up Amount”). If such payment relates to the Partnership’s failure to comply with its obligations under clause (D), the Make Whole Payment will be equal to (x) the amount of any gain or income recognized by such Contributor in respect of such failure multiplied by the then highest combined federal and applicable state tax rates applicable to such Contributor with respect to such gain or income for the year in which such gain or income is recognized, plus (y) the Gross-Up Amount. For the avoidance of doubt, the Partnership shall be considered to have satisfied its obligations with respect to clause (D) and therefore have no liability thereunder for a breach, if it offers a Contributor an opportunity to guarantee debt in accordance with the terms of clause (D) and such Contributor fails to accept such opportunity. Anything to the contrary in this Agreement notwithstanding, the sole and exclusive rights of each Contributor for a breach or violation of this provision by the Partnership shall be a claim for damages against the Partnership, computed as set forth in this clause (E) and Contributor shall not be entitled to pursue a claim for specific performance of clauses (C) or (D) of this Section 18.12 by the Partnership or bring a claim against any other Person.

F.      No Limitations After Expiration of Tax Protection Period; Sole and Exclusive Remedy. After the expiration of the Tax Protection Period, (i) clauses (A), (B), (C), (D) and (E) of this Section 18.12 shall terminate, be null and void and of no further force and effect, (ii) neither the Partnership nor the General Partner nor any Subsidiary of the Partnership shall be under any restriction or limitation, to the fullest extent permitted by law, as to the actions it can take with respect to the Restricted Property or any indebtedness of the Partnership or any Subsidiary of the Partnership, regardless of the tax consequences that such action (or any failure to act) might have for one or more Contributors, and (iii) neither the Partnership nor the General Partner shall have any duty to consider or compensate for tax consequences to the Contributors of any action (or failure to act) with respect to the Restricted Property or any indebtedness of the Partnership or any Subsidiary of the Partnership occurring after expiration of the Tax Protection Period.

Section 18.13      Miscellaneous.

A.      The holders of Series C Preferred Units shall not have any preferences or other rights, voting powers, restrictions, rights as to distributions, qualifications or terms or conditions of redemption other than as expressly set forth in the Applicable Provisions and this Article 18.

B.      Notwithstanding any other provision of this Agreement or this Article 18 or otherwise applicable provision of law or equity, whenever in this Article 18 the General Partner is permitted or required to make a decision in its (i) “sole discretion”, the General Partner shall be entitled to consider only such interests and factors as it desires, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the holders of Series C Preferred Units, or (ii) in its “good faith” or under another expressed standard, the General Partner shall act under such express standard and shall not be subject to any other or different standards.

SCHEDULE A

FORM OF EXHIBIT F

Name	Required Debt Amount
Gary Sabin	$350,000
James Y. Nakagawa	$350,000
S. Eric Ottesen	$350,000
Mark T. Burton	$350,000

Aggregate Required Debt Amounts: $1,400,000